EXHIBIT 99.1

Volvo signs Engine Cooperation Frame Agreement Covering Engine Manufacture in China

GOTEBORG, Sweden, March 28, 2004 (PRIMEZONE) -- Volvo CEO Leif Johansson signed a Engine Cooperation Frame Agreement today in Beijing with the truck manufacturers China National Heavy Truck Corporation (CNHTC), and First Automotive Works (FAW) covering the establishment of a jointly owned engine plant in China. The plant will manufacture complete engines for Volvo's various business areas in China and for CNHTC's and FAW's trucks.

The plan is for a definitive agreement to be concluded during 2004. The agreement means that the three companies form a joint-venture company for production of engines for the Chinese market. Volvo will own 52% and CNHTC and FAW 24% each of the new joint-venture company. In accordance with the agreement, the company will produce the future heavy engines based on the Volvo Group's new platform.

The total investment in the joint-venture company amounts to SEK 1.5 billion (USD 200 M) of which Volvo accounts for slightly more than half, or about SEK 800 M (USD 105 M). The aim is to start production of CKD (completely knocked down) component kits from Europe during 2005 and begin own production during 2006. According to Volvo's plans, the plant will have an annual production of 50,000 engines in 2010.

Seven of Volvo's eight business areas are already established in China and many of the Group's business units have, or are about to start, local activities. Many of the business areas, such as Volvo Trucks, Volvo Penta, Volvo Buses and Volvo Construction Equipment will in the future receive their engines from the new engine plant.

"Through establishing an engine plant in China, we will be able to supply our own business areas in China with competitive engines while at the same time through the cooperation with CNHTC and FAW gain favorable volumes and major economies of scale," says Volvo CEO Leif Johansson.

"Local manufacture of complete engines also opens good possibilities to contract for production of engine components from Chinese suppliers, for the production in China as well as Europe and North America."

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 76,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and Frankfurt and on NASDAQ in the US.

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The following files are available for download:

http://www.waymaker.net/bitonline/2004/03/29/20040328BIT20040/wkr0006.pdf eng pdf

http://www.waymaker.net/bitonline/2004/03/29/20040328BIT20040/wkr0008.doc

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